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Exhibit (e)(1)

Excerpts from the definitive Proxy Statement on Schedule 14A filed by MathStar, Inc. with the Securities and Exchange Commission on June 4, 2009.

DIRECTOR COMPENSATION

        The following table sets forth certain information regarding the compensation paid by MathStar to its directors for the year ended December 31, 2008:

DIRECTOR COMPENSATION TABLE

Name(1)	Fees Earned or Paid in Cash	Option Awards(2)(3)	Total Compensation
Benno G. Sand	$26,250	$2,852	$29,102
Merrill A. McPeak	$26,500	$2,852	$29,352
Morris Goodwin, Jr.(4)	$22,500	$2,852	$25,352
Michael O. Maerz(4)	$22,250	$34,979	$57,229

(1)
Douglas M. Pihl received no fees, options, awards or other compensation from MathStar during 2008 for serving as a director.

(2)
The amounts shown for option awards reflect the dollar amounts recognized by MathStar for financial statement reporting purposes for the year ended December 31, 2008 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), excluding the amount of forfeitures. Refer to "Note 2—Significant Accounting Policies—Stock -Based Compensation" in our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of the assumptions used in calculating fair value under SFAS No. 123(R). This portion of the Annual Report on Form 10-K is included in our 2008 Annual Report to Stockholders that accompanies this proxy statement. On December 12, 2008, each of Mr. Sand, Mr. McPeak, Mr. Goodwin and Mr. Maerz was automatically granted a ten-year option under the MathStar, Inc. 2004 Amended and Restated Long-Term Incentive Plan ("2004 Incentive Plan") to purchase 1,000 shares at an exercise price of $0.72 per share with a grant date fair value of $431. These options vest as to all of the shares on December 12, 2009, but only if the director is then a director of MathStar.

(3)
As of December 31, 2008, Mr. Sand had outstanding options to purchase 14,667 shares, which were vested as to 13,667 shares and not vested as to 1,000 shares; Mr. McPeak had outstanding options to purchase 8,000 shares, which were vested as to 7,000 shares and not vested as to 1,000 shares; Mr. Goodwin had outstanding options to purchase 8,000 shares, which were vested as to 7,000 shares and not vested as to 1,000 shares; and Mr. Maerz had outstanding options to purchase 14,000 shares, which were vested as to 11,333 shares and not vested as to 2,667 shares.

(4)
Mr. Goodwin resigned from the board on February 23, 2009, and Mr. Maerz is not standing for re-election at the Annual Meeting.

Director Fees

        Our non-employee directors receive a cash retainer of $1,500 per quarter plus a meeting fee of $750 per board meeting. The chairperson of the Audit Committee receives $1,000 per meeting of the Audit Committee, and the other members of the Audit Committee receive $750 per meeting of the Audit Committee. The chairpersons of the Compensation Committee and the Governance Committee receive $750 per Committee meeting, and the other members of such Committees receive $500 per committee meeting.

Director Options

        Under the 2004 Incentive Plan, non-employee directors automatically receive an option to purchase 5,000 shares of MathStar's common stock when they are initially elected or appointed to our board, which vests as to one-third of the shares subject to the option on the first, second and third anniversary dates of the date of grant so long as they are directors of MathStar. Non-employee directors also automatically receive an option to purchase 1,000 shares upon each anniversary date of the initial grant to them so long as they are then MathStar directors, which vests as to all of the shares subject to the option on the first anniversary date of the date of grant of the option if they are then directors of MathStar. The exercise price of these options is equal to the closing price of our common stock on the grant date of the option, and all options expire 10 years after the date of grant. Under the automatic grant provisions of the 2004 Incentive Plan, on December 12, 2008, Messrs. Sand, McPeak, Goodwin and Maerz each received a ten-year option to purchase 1,000 shares at an exercise price of $0.72 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table contains certain information regarding the beneficial ownership as of May 1, 2009 (except as otherwise indicated) of our common stock by (i) each person who is known by MathStar to own beneficially more than 5% of the outstanding shares of our common stock; (ii) each director of MathStar; (iii) each executive officer of MathStar named in the Summary Compensation Table set forth under the section of this proxy entitled "Executive Compensation;" and (iv) all current executive officers and directors as a group. This information is based on information received from or on behalf of the named individuals. Unless otherwise indicated, the address of each stockholder listed in the following table is c/o MathStar, Inc., 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percent of Shares Outstanding(2)
S. Muoio & Co. LLC	675,100	(3)	7.4%
509 Madison Avenue, Suite 446
New York, New York 10022
Zanett Opportunity Fund, Ltd.	604,103	(4)	6.6%
635 Madison Avenue, 15th Floor
New York, New York 10022
Douglas M. Pihl	344,921	(5)	3.8%
Benno G. Sand	16,334	(6)	*
Merrill A. McPeak	9,800	(7)	*
Michael O. Maerz	11,333	(8)	*
Richard C. Perkins	148,441	(9)	1.6%
John M. Jennings	7,500	(10)	*
All executive officers and directors as a group (6 persons)(11)	538,329	(12)	5.9%

    *
    Less than one percent

    (1)
    Each person has sole voting and sole dispositive power with respect to all outstanding shares, except as noted.

    (2)
    Based on 9,181,497 shares outstanding as of May 1, 2009. Such number does not include 736,853 shares of common stock issuable upon exercise of stock options and warrants outstanding as of May 1, 2009. Each figure showing the percentage of outstanding shares owned beneficially has been calculated by treating as outstanding and owned the shares which could be purchased by the indicated person(s) on May 1, 2009 or within 60 days of May 1, 2009 upon the exercise of stock options and warrants.

    (3)
    Reflects information derived from Amendment No. 2 to a Schedule 13D filed on May 12, 2009 with the SEC by S. Muoio & Co. LLC ("SMC") and Salvatore Muoio. According to the Schedule 13D, as amended, Mr. Muoio and SMC share voting and dispositive power with respect to these shares, and Mr. Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

    (4)
    Reflects information derived from Amendment No. 1 to a Schedule 13D filed on February 20, 2009 with the SEC by Zanett Opportunity Fund, Ltd. ("ZOF"), Lombardier Management, Ltd. ("LML") and Zachary McAdoo. According to the Schedule 13D, as amended, ZOF has sole voting and dispositive power with respect to these shares, and LML and Mr. McAdoo share voting and dispositive power with respect to these shares. Also according to the Schedule 13D, as amended, ZOF is a Bermuda Exempted Mutual Fund Company managed by LML, investment manager to ZOF, and Mr. McAdoo is the portfolio manager on behalf of LML.

    (5)
    Consists of 270,501 shares owned by only Mr. Pihl and 66,920 shares jointly owned by Mr. Pihl and his wife. Also includes options to purchase 7,500 shares. Does not include 25,634 shares and warrants to purchase 12,157 shares owned by Mr. Pihl's wife, of which Mr. Pihl disclaims beneficial ownership. Mr. Pihl also disclaims beneficial ownership of 1,601 shares owned by irrevocable trusts for which Mr. Pihl was the grantor and another individual is the trustee. Ms. Pihl disclaims beneficial ownership of the shares held only in Mr. Pihl's name.

    (6)
    Consists of 2,667 outstanding shares and options to purchase 13,667 shares.

    (7)
    Consists of 2,800 outstanding shares and options to purchase 7,000 shares.

    (8)
    Consists of options to purchase 11,333 shares.

    (9)
    Includes 143,110 shares held in client accounts for which Perkins Capital Management, Inc. ("PCM") is the investment advisor. As the holder of 20% of the outstanding equity interests of PCM, Richard C. Perkins has shared dispositive power over all 143,110 shares and, therefore, may be deemed to have beneficial ownership over the shares. Of those 143,110 shares, Richard C. Perkins may be deemed to have shared voting power over 53,081 shares. Also includes 667 shares owned by the Perkins Foundation, of which Richard C. Perkins is a trustee and thus has both shared voting and dispositive power over these shares. Does not include 2,000 shares held in the Perkins Capital Management, Inc. Profit Sharing Plan, of which Richard C. Perkins disclaims beneficial ownership. Includes warrants to purchase 4,664 shares held in client accounts for which PCM is the investment advisor. As the holder of 20% of the outstanding equity interests of PCM, Richard C. Perkins has shared dispositive power over these warrants.

    (10)
    Consists of options to purchase 7,500 shares.

    (11)
    Consists of Messrs. Pihl, Sand, McPeak, Maerz, Jennings and Perkins.

    (12)
    Consists of 486,665 outstanding shares, warrants to purchase a total of 4,664 shares and options to purchase a total of 47,000 shares.

EXECUTIVE COMPENSATION

        The following table sets forth information about compensation awarded, earned by or paid to our named executive officers—our principal executive officer, principal financial officer and other executive officers for whom we are required to disclose compensation under Item 402 of Registration Statement S-K—for the years ended December 31, 2008 and 2007.

 Summary Compensation Table—2008 and 2007

Name and Principal Position	Year	Salary($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation($)(2)	All Other Compensation($)		Total($)
Douglas M. Pihl	2008	$216,286	$20,767	$—	$226,278	(3)	$463,331
Chief Executive Officer and	2007	$220,000	$12,951	$21,304	$8,159	(4)	$262,414
Chief Financial Officer
John M. Jennings	2008	$135,665	$11,153	$—	$85,011	(5)	$231,829
Chief Accounting Officer	2007	$89,458	$9,590	$10,937	$4,318	(4)	$114,303

(1)
The value of the option awards is the amount of the awards that MathStar recognizes for financial reporting purposes under SFAS No. 123(R). Refer to "Note 2—Significant Accounting Policies—Stock-Based Compensation" in this Annual Report on Form 10-K and in our Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the assumptions used in calculating the expense under SFAS No. 123(R).

(2)
Represents bonuses earned in 2007 and paid in February 2008.

(3)
Consists of $9,992 in health and life insurance premiums and a $216,286 severance payment, as described below.

(4)
Consists of health and life insurance premiums.

(5)
Consists of $5,011 in health and life insurance premiums and an $80,000 severance payment, as described below.

Disclosure to Summary Compensation Table

        Severance Agreement    On May 20, 2008, in connection with the board's decision to curtail MathStar's operations, the board approved severance payments for all of the MathStar's employees, including a severance payment equal to 12 months of base pay for Douglas M. Pihl and a severance payment equal to six months of base pay for John M. Jennings. The severance payments are set forth in the Summary Compensation Table above. The severance payments subsequently were made to all of the company's employees, including the $216,286 severance payment to Mr. Pihl under a Severance Agreement dated as of July 14, 2008 (the "Severance Agreement") and the $80,000 severance payment to Mr. Jennings under a Severance Agreement dated July 14, 2008.

        Because it was not the board's intent to pay Mr. Pihl a severance payment until his employment with MathStar was severed, on May 7, 2009, MathStar entered into an agreement with Mr. Pihl (the "Amendment") under which the parties amended the July 2008 Severance Agreement. Under the Amendment, Mr. Pihl paid back to the company the severance payment that the company paid to him under the July 2008 Severance Agreement, net of withholdings, consisting of a payment of $118,112, plus interest, for a total repayment amount of $119,441. MathStar will either apply for a refund of the withholding taxes it paid on Mr. Pihl's severance payment or credit such amount against future withholding taxes due until the credit is fully utilized. The Amendment provides for a severance payment by MathStar to Mr. Pihl equal to 12 months of Mr. Pihl's salary in effect at the time of his severance from employment with the company unless the company terminates his employment for "cause" or Mr. Pihl dies while employed by the company, as described in the Amendment. Under the Amendment, Mr. Pihl and the company also agreed that at the time of any severance payment by the company to Mr. Pihl, they would enter into a Severance Agreement substantially in the form attached to the Amendment.

        Concurrent with entering into the Amendment, MathStar's board instituted revisions to MathStar's authorization and approval policies on any agreements, wire transfers or checks transacted by MathStar above established limits.

        The Severance Agreement with John M. Jennings, dated July 14, 2008, provided for a severance payment to Mr. Jennings of $80,000, which was made to him by MathStar on July 31, 2008. The Severance Agreement also provided that MathStar, pursuant to federal and state law, would provide, for a period of 18 months after the date of Mr. Jennings' termination, a continuation of the group medical insurance coverage previously provided to him by MathStar. In addition, the Severance Agreement provided that effective August 1, 2008, Mr. Jennings was converted to an exempt hourly employee, with an hourly rate of $115.38. The Severance Agreement also contained agreements by Mr. Jennings to release MathStar from certain claims, not to initiate any litigation against the company with regard to such claims, and regarding confidentiality.

        Grants of Options and Other Awards.    During 2008, MathStar did not approve or grant any bonus, option, restricted stock award, non-equity incentive plan award or other award to Mr. Pihl or Mr. Jennings.

        Retirement Benefits.    The company maintains the 401(k) Plan and may match employee contributions to the 401(k) Plan at its discretion. To date, the company has not matched any employee contributions and does not have plans to do so through 2009.

        Perquisites and Other Benefits.    The company does not currently provide senior executives any perquisites. Historically, senior management has participated in the company's other benefit plans on the same basis as other employees. These plans include medical and dental insurance, life insurance, accidental death and dismemberment and short and long-term disability insurance.

        The company does not provide pension arrangements, post-retirement health coverage or similar benefits for our executives or employees.

        The following table sets forth information about unexercised options that were held at December 31, 2008 by the executive officers:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END—2008

	Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price($)	Option Expiration Date
Douglas M. Pihl	3,750	11,250	(1)	$8.45	5/16/2017
John M. Jennings	6,000	2,000	(2)	$31.50	7/15/2015
	750	2,250	(3)	$8.45	5/16/2017

(1)
The options vested as to 3,750 shares on May 16, 2009 and will vest as to 3,750 shares on each of May 16, 2010 and 2011 if Mr. Pihl is then an employee of MathStar.

(2)
The options vest as to all 2,000 shares on July 15, 2009 if Mr. Jennings is then an employee of MathStar.

(3)
The options vested as to 750 shares on May 16, 2009 and will vest as to 750 shares on each of May 16, 2010 and 2011 if Mr. Jennings is then an employee of MathStar.

Option Exercises and Stock Vested—2008

        During 2008, no named executive officers exercised any options, and no stock awards vested for any named executive officer.

General Description of the 2004 Incentive Plan

        All options described in the above table entitled "Outstanding Equity Awards at Fiscal Year-End—2008" are incentive stock options that were granted under the 2004 Incentive Plan. The following is a summary of the terms of the 2004 Incentive Plan.

        The 2004 Incentive Plan currently provides that the total number of shares of MathStar's common stock that may be subject to options, restricted stock awards and other equity awards granted under the 2004 Incentive Plan shall not exceed 1,200,000 shares. As of March 1, 2009, options to purchase 64,000 shares of MathStar common stock were outstanding under the 2004 Incentive Plan.

        The purpose of the 2004 Incentive Plan is to aid MathStar in recruiting and retaining employees, directors, independent contractors and other service providers to MathStar and to motivate such employees, directors, independent contractors and other service providers to exert their best efforts on behalf of MathStar by providing incentives through the grant of incentive stock options ("ISOs") qualified as such under Section 422 of the Internal Revenue Code of 1986 (the "Code") and nonqualified stock options ("NQOs" and, together with ISOs, "Options"), awards of restricted stock, stock appreciation rights, other stock-based awards, cash-based awards or any combination of such awards (collectively, the "Awards"). Management believes that MathStar benefits from the stock ownership opportunities and other benefits provided to participants under the 2004 Incentive Plan to encourage alignment of their interest in MathStar's success with that of other stakeholders.

        Administration.    The 2004 Incentive Plan is administered by the Compensation Committee of MathStar's board of directors, which has the exclusive power to make Awards and to determine when and to whom Awards will be granted under the 2004 Incentive Plan, other than the NQOs automatically granted to non-employee directors under the 2004 Incentive Plan. In addition, the Compensation Committee determines the form, amount and other terms and conditions of each Award, subject to the provisions of the 2004 Incentive Plan. The determinations made by the Compensation Committee under the 2004 Incentive Plan are not required to be made on a uniform basis and are final, binding and conclusive.

        Participants.    A participant in the 2004 Incentive Plan means an employee of MathStar or an "affiliate" (as the term "affiliate" is defined in the 2004 Incentive Plan) who is selected by the Compensation Committee to participate in the 2004 Incentive Plan; a director of MathStar who receives Options or Awards under the 2004 Incentive Plan; or any consultant, agent, advisor or independent contractor who is selected by the Compensation Committee to participate in the 2004 Incentive Plan and who renders bona fide services to MathStar or its affiliate. However, only employees of MathStar are eligible for selection to receive Options qualified as ISOs under Section 422 of the Code.

        Termination Date.    The 2004 Incentive Plan will terminate on the earlier of the date on which it is terminated by MathStar's board of directors or October 7, 2014. However, the termination of the 2004 Incentive Plan will not affect any Awards then outstanding under the 2004 Incentive Plan. The board of directors may amend, alter or discontinue the 2004 Incentive Plan. However, no amendment, alteration or discontinuation may be made by the board without the consent of a participant in the 2004 Incentive Plan if such action would diminish any of the rights of the participant under any Award held by the participant.

        Shares Subject to 2004 Incentive Plan.    The 2004 Incentive Plan currently provides that the total number of shares of MathStar's common stock that may be issued under the 2004 Incentive Plan is 1,200,000 shares, subject to adjustments as provided in the 2004 Incentive Plan. The shares to be issued under the 2004 Incentive Plan are authorized but unissued shares of MathStar's common stock. The number of shares of MathStar's common stock available under the 2004 Incentive Plan and under other equity Awards granted under the 2004 Incentive Plan, the exercise price of any Option and the exercise price of any stock appreciation right granted under the 2004 Incentive Plan will be appropriately adjusted upon any stock dividend, stock split, reverse stock split, reclassification, combination, exchange of shares or other similar recapitalizations of MathStar.

No Other Plans or Arrangements

        MathStar currently has no plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement. In addition, it has no contract, agreement, plan or arrangement that provides for payments to an executive officer in connection with the resignation, retirement or other termination of an executive officer, a change in control of MathStar, or a change in the executive officer's responsibilities following a change in control.

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Summary Compensation Table—2008 and 2007